Exhibit 99.3

PROXY FORM

AKARI THERAPEUTICS, PLC

For use at the Annual General Meeting to be held at
Duke Room, First Floor, Chandos House, 2 Queen Anne Street W1G 9LQ
at 2.00 p.m. local time on September 19, 2018.

I/We

(Name in full block capitals please)

of

being (a) member(s) of Akari Therapeutics, Plc (the “Company”) hereby appoint the Chairman of the meeting or as my/our proxy to attend, speak and vote for me/us and on my/our behalf as identified by an “X” in the appropriate box below at the annual general meeting of the Company to be held at 2.00 p.m. local time on September 19, 2018 and at any adjournment of the meeting. This form of proxy relates to the resolutions referred to below.

I/We instruct my/our proxy to vote as follows:

No.	Ordinary Resolutions	For	Against	Abstain (see note 2)
1.	To receive the Statutory Accounts for the year ended December 31, 2017.
2.	To receive and adopt the Directors’ Remuneration Report.
3.	To re-elect Stuart Unger, M.D. as a Class A director.
4.	To re-elect James Hill, M.D. as a Class A director.
5.	To re-elect David Byrne as a Class A director.
6.	To re-elect Donald Williams as a Class A director.
7.	To re-elect Peter Feldschreiber as a Class A director.
8.	To re-elect Michael Grissinger as a Class A director.
9.	To re-elect Ray Prudo as a Class C director.
10.	To ratify the appointment of BDO USA, LLP, as independent registered public accounting firm of Akari for the year ending December 31, 2018.
11.	To re-appoint Haysmacintyre, as Statutory Auditors of Akari until the next annual general meeting.
12.	To authorize the audit committee of the board of directors of Akari to fix the Statutory Auditors’ remuneration.
13.	To authorize an increase in the number of shares available for the grant of awards under the 2014 Equity Incentive Plan.

Dated this _____________  2018.

Signature(s): ___________________________________

Name: ________________________________________

Notes:

1.	Please indicate with an “X” in the appropriate box how you wish the proxy to vote. In the absence of any indication, the proxy will exercise his/her discretion as to whether and how he/she votes. The proxy may also vote or abstain from voting as he/she thinks fit on any other business which may properly come before the meeting.

2.	If you mark the box “abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution. It should be noted that a vote Abstain is not a vote in law.

3.	The form of proxy should be signed and dated by the member or his attorney duly authorized in writing. If the appointer is a corporation this proxy should be under seal or under the hand of an officer or attorney duly authorized. Any alteration made to the form of proxy should be initialed.

4.	To be valid, this form of proxy, together with a duly signed and dated power of attorney or any other authority (if any) under which it is executed (or a notarially certified copy of such power of attorney or other authority) must be signed and dated and lodged at the Company’s registrars at the address below, so as to be received not less than 48 hours before the time appointed for the meeting.

5.	A proxy need not be a member of the Company. A member may appoint a proxy of his/her own choice. If you wish to appoint someone else, please delete the words “the Chairman of the meeting” and insert the name of the person whom you wish to appoint in the space provided. The Chairman of the meeting will act as your proxy, whether or not such deletion is made, if no other name is inserted. A member may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise rights attached to different shares.

6.	In the case of joint holders, signature of any one holder will be sufficient, but the names of all the joint holders should be stated. The vote of the senior holder (according to the order in which the names stand in the register of members in respect of the holding) who tenders a vote in person or by proxy will be accepted to the exclusion of the vote(s) of the other joint holder(s).

7.	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, as amended, the Company specifies that entitlement to attend and vote at the Annual General Meeting, and the number of votes which may be cast at the Annual General Meeting, will be determined by reference to the Company’s register of members at 6.30 p.m. (London time) on September 17, 2018 or, if the Annual General Meeting is adjourned, 48 hours before the adjourned Annual General Meeting (as the case may be). In each case, changes to the register of members after such time will be disregarded.

8.	Completion and return of a form of proxy will not preclude a member from attending the meeting and voting in person.

9.	The Company has retained SLC Registrars to hold and maintain its register of members. SLC Registrars will be engaged by the Company to send proxy forms to all registered members appearing on that register and to take delivery of completed proxy forms posted to it in accordance with the details above. Persons, who own ordinary shares through a brokerage firm, bank or other financial institution, including persons who own ordinary shares in the form of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) through the Depositary, Deutsche Bank AG London, the nominee of Deutsche Bank Trust Company Americas (“Beneficial Owners”), must return a voting instruction form to have their shares or the shares underlying their ADSs, as the case may be, voted on their behalf. Brokerage firms, banks or other financial institutions that do not receive voting instructions from Beneficial Owners may vote at their discretion. ADS holders are not entitled to vote directly at the Annual General Meeting, but a Deposit Agreement, as amended, exists between the Depositary and the holders of ADRs pursuant to which registered holders of ADRs as of August 3, 2018 are entitled to instruct the Depositary as to the exercise of voting rights pertaining to the Ordinary Shares so represented. The Depositary has agreed that it will endeavor, insofar as practicable, to vote (in person or by delivery to the Company of a proxy) the ordinary shares registered in the name of Deutsche Bank AG London, as custodian for the Depositary, in accordance with the instructions of the ADR holders. Instructions from the ADR holders must be sent to the Depositary so that the instructions are received by no later than September 10, 2018, at 10 a.m. New York time.

Address for lodgment of Proxies:

SLC Registrars
Elder House
St Georges Business Park
207 Brooklands Road
Weybridge
Surrey KT13 0TS
United Kingdom